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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

December 6th, 2002

SAES Getters S.p.A. (Translation of Registrant's Name Into English)
Republic of Italy (Jurisdiction of incorporation or organization)
Viale Italia, 77 20020 Lainate, Milan Italy (Address of principal executive offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F ☒        Form 40-F ☐

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

        Yes ☐        No ☒

        (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .)

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Press Release dated December 2nd, 2002	1

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, SAES Getters S.p.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

December 6th, 2002

SAES Getters S.p.A.
By:	/s/ GIUSEPPE ROLANDO Giuseppe Rolando Chief Financial Officer

SAES Warns Aeronex About Frivolous Patent Infringement Claims

San Luis Obispo (CA)—December 2nd, 2002—SAES Getters SpA of Lainate (Milan) Italy and its subsidiary SAES Pure Gas, Inc. of San Luis Obispo, California today announced that they have informed Aeronex, Inc. in writing and have provided them with documentary evidence of the frivolousness of Aeronex's assertion that SAES' ammonia purification line infringes its U.S. Patent No. 6,241,955. "We were quite astounded by their claim of patent infringement", remarked Tim Johnson, Business Area Manager for Purification Systems for SAES Pure Gas. "First they copied our product, they then asserted that our product infringed their "improvement' patent. We pointed out to them that our product was on sale over one year before the filing of their patent and thus it was logically impossible that our product was infringing that patent. Nonetheless, and quite incredibly, they continue to assert that their patent is both valid and infringed by our product. If they continue to pursue these frivolous claims, it is quite likely that we will be seeking judicial sanctions against them at the appropriate time."

SAES has recently succeeded in obtaining a greatly accelerated schedule from the court to determine the meaning of the patent claims in suit. "We are very pleased with the accelerated date granted to us by the court, despite repeated attempts by Aeronex to delay this case. We now expect to resolve these issues quickly. We are completely confident that SAES will prevail on our patent infringement claims against Aeronex, our claims against Aeronex of false advertising, and our assertion that Aeronex's patent infringement claims against SAES are not only wrong, but are completely frivolous" remarked Tim Johnson. "We believe that Aeronex's claims are a waste of judicial resources and are intended to create dangerous confusion in the market place."

SAES originally filed suit against Aeronex charging that Aeronex's line of ammonia purifiers infringed its U.S. Patent No. 5,716,588, which was filed over three years prior to Aeronex's "955 patent application date. SAES later added claims of false advertising and unfair competition due to Aeronex's misrepresentations concerning their ammonia purifiers.

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SAES Getters, established in 1940, is the world leader in most of the scientific and technological areas for applications where very low limits of impurities in air, gases, liquids, solids and vacuum systems are necessary. By exploiting its core competencies, SAES Getters is the worldwide primary producer of gettering devices and diverse components for the information display, lamp and other industries. The Group is also a leader in ultra pure gases handling for both semiconductor and other high tech markets, manufacturing and distributing purifiers, trace impurity analyzers and quality assurance certification services.

In May 1996, SAES Getters became the first Italian company to be listed on the Nasdaq Stock Market. The Company's ADRs trade under the symbol "SAESY".

For more information, visit the Company's website at http://www.saesgetters.com.

Forward-looking Statements

This news release contains forward-looking statements which are based upon current expectations and involve a number of risks and uncertainties. There are a number of important factors that could cause actual results to differ materially from those expressed in any forward-looking statements made by the Company. These factors include the Company's ability to introduce new products at planned costs and on planned schedules, the Company's ability to maintain key client relationships and the environments of the various economies in the countries the Company conducts business. Investors are also directed to consider other risks and uncertainties discussed in the documents filed by the Company with the Security and Exchange Commission. The Company undertakes no obligation to publicly release the result of any revision to these forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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SAES Getters Group Contacts PR Contact Marina Perino Marcom Manager Tel. +39.02 93178267 Fax +39 02 93178320 E-mail: marina_perino@saes-group.com	Legal Dept. Contact Patrizia Carrozza Tel. +39.02 93178215 Fax +39 02 93178250 E-mail: patrizia_carrozza@saes-group.com

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SAES Warns Aeronex About Frivolous Patent Infringement Claims